EXHIBIT (a)(1)(i)

RMR ASIA PACIFIC REAL ESTATE FUND
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458

OFFER TO PURCHASE FOR CASH 668,593
OF ITS ISSUED AND OUTSTANDING SHARES
AT NET ASSET VALUE PER SHARE

SUMMARY TERM SHEET

THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION IN THE OFFER TO PURCHASE. TO UNDERSTAND THE OFFER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE OFFER, YOU SHOULD CAREFULLY READ THIS ENTIRE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL FOR THE FUND. WE HAVE INCLUDED SECTION REFERENCES TO THE OFFER TO PURCHASE TO DIRECT YOU TO A MORE COMPLETE DESCRIPTION OF THE TOPICS IN THIS SUMMARY.

  •
  WHAT SECURITIES IS RMR ASIA PACIFIC REAL ESTATE FUND OFFERING TO PURCHASE? RMR Asia Pacific Real Estate Fund ("RAP") is offering to purchase up to 20%, or 668,593, of its common shares of beneficial interest (the "Shares") that may be held by you and other shareholders (the "Offer"). If more than 668,593 Shares are surrendered (or "tendered") by shareholders in response to the Offer, RAP expects to purchase the Shares tendered on a pro rata basis. The Offer is not conditioned upon the tender of any minimum number of Shares. See Section 1 "Price; Number of Shares."

  •
  HOW DO I TENDER MY SHARES? If your Shares are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, you must contact that entity and request that your Shares be tendered to RAP.

    If you wish to tender your Shares and your respective Shares are registered in your name, you may send a properly completed and executed Letter of Transmittal and any additional documents required by the Letter of Transmittal to Wells Fargo Bank, N.A. (the "Depositary Agent"). If you have Share certificates, you must send those certificates with your Letter of Transmittal. The Depositary Agent must receive these documents prior to the scheduled expiration of the Offer (currently Friday, January 13, 2012 at 12:01 a.m., Eastern Time). See Section 2 "Procedure for Tendering Shares."

  •
  HOW MUCH IS THE FUND OFFERING TO PAY ME FOR MY SHARES? RAP will pay you cash in an amount equal to RAP's net asset value ("NAV") per Share as of the close of business of the NYSE Amex on the expiration date (currently Friday, January 13, 2012). As of December 8, 2011, RAP's NAV, which fluctuates on a daily basis, was $16.98 per Share. See Section 1 "Price; Number of Shares."

  •
  WILL I HAVE TO PAY ANY FEES OR COMMISSIONS IF I TENDER MY SHARES? If you tender your Shares through a broker, dealer or other nominee, that broker, dealer or other nominee may charge you a fee for processing the transaction on your behalf. The Depositary Agent charges a fee of $50 for proceeds payments made by wire transfer and no fee for proceeds payments made by check sent via first class mail. See Section 2 "Procedure for Tendering Shares".

  •
  WILL THERE BE ANY TAX CONSEQUENCES TO ME IF I TENDER MY SHARES? If your tendered Shares are accepted, it will be a taxable transaction either in the form of a "sale or exchange" or under certain circumstances as a "dividend." You should consult your tax advisor regarding the tax consequences to you of tendering your Shares. See Section 12 "Certain U.S. Federal Income Tax Consequences."

  •
  WHEN WILL THE OFFER EXPIRE? HOW WILL I KNOW IF THE OFFERING PERIOD IS EXTENDED OR IF THE OFFER IS TERMINATED? The Offer expires Friday, January 13, 2012, at 12:01 a.m., Eastern Time, unless RAP makes a public announcement either extending or terminating the Offer. If RAP extends the Offer period, RAP's public announcement will be made no later than 9:00 a.m. on the next business day after the previously scheduled expiration date. See Section 1 "Price; Number of Shares" and Section 13 "Extension of Tender Period; Termination; Amendments."

  •
  MAY I WITHDRAW MY TENDERED SHARES? You may withdraw your tendered Shares at any time prior to the expiration date, which, unless extended, is currently Friday, January 13, 2012 at 12:01 a.m., Eastern Time. Additionally, if RAP has not yet accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after Friday, February 10, 2012. To withdraw your tendered Shares, you should contact your financial advisor or other nominee, or you should submit proper written notice to RAP's Depositary Agent. See Section 3 "Withdrawal Rights."

  •
  DOES THE FUND HAVE THE FINANCIAL RESOURCES TO PAY ME FOR MY SHARES? Assuming that RAP purchases 668,593 of its Shares at the December 8, 2011 NAV of $16.98 per Share, RAP's total cost, not including fees and expenses incurred in connection with the Offer, will be approximately $11.4 million. RAP expects to have adequate money to finance the purchase of its tendered Shares. See Section 8 "Source and Amount of Funds."

  •
  WHY IS THE FUND MAKING THE OFFER TO PURCHASE ITS COMMON SHARES? RAP's shareholders voted to approve proposals relating to the merger of RMR Real Estate Income Fund ("RIF") with and into RAP at RAP's annual meeting on Tuesday, December 13, 2011. As a matter of corporate mechanics, RIF will merge into RAP, but the substantive effect of the merger will be as if RAP had merged into RIF. RIF focuses on investments in real estate investment trusts and real estate companies domiciled in the United States while pursuing an investment objective of current income, whereas RAP focuses on investments in real estate related companies in the Asia Pacific region while pursuing an investment objective of capital appreciation. Thus, after the merger, RAP shareholders will hold shares in a fund that invests in real estate investment trusts and other real estate companies domiciled in the United States while pursuing an investment objective of current income. Additionally, in connection with the merger RAP will adopt a leveraged capital structure similar to that of RIF's by issuing preferred shares to RIF's preferred shareholders and by assuming RIF's credit facility with Wells Fargo Bank, N.A. RIF will be the surviving fund in the merger for accounting purposes and for purposes of presenting investment performance history. After the merger, RAP will change its name to "RMR Real Estate Income Fund" and change its ticker on the NYSE Amex to "RIF".

    The purpose of the Offer is to provide RAP's shareholders who do not desire an investment in a fund focused on the U.S. real estate sector an opportunity to exit their investment, or a portion of their investment, at NAV prior to the consummation of the merger. RAP is offering to purchase up to 20% of its outstanding Shares, or 668,593 Shares, at a price equal to its NAV per Share as of the close of business of the NYSE Amex on the expiration date of the Offer (currently Friday, January 13, 2012). This tender offer is designed to provide RAP shareholders who either do not seek increased current income, or who do not wish to be invested in a fund pursuing a U.S.-based real estate investment strategy focused on REIT investments, or who do not wish to be invested in a leveraged fund and bear the costs of that leverage, an opportunity to exit their investment, or a portion of their investment, at NAV prior to the consummation of

ii

    RAP's merger with RIF. Neither RAP nor its Board of Trustees makes any recommendation as to whether or not you should tender your Shares. See Section 6 "Purpose of the Offer."

  •
  WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER? The Offer is not conditioned upon the tender of any minimum number of Shares. Under certain circumstances, RAP may terminate or amend the Offer or postpone the acceptance of its Shares for payment. See Section 5 "Certain Conditions of the Offer."

  •
  IF I DECIDE NOT TO TENDER MY SHARES, HOW WILL THE OFFER AFFECT MY SHARES? If you do not tender your Shares, you may be subject to certain risks resulting from RAP reducing its assets to pay for tendered Shares. These risks include increased volatility in RAP's NAV and higher expenses. Additionally, the Shares of RAP trade at a significant discount to its NAV per Share, thus the tender offer may be oversubscribed and all shareholders seeking to have their Shares repurchased may not have all of their Shares repurchased by RAP. In such circumstances, such shareholders seeking to sell their Shares at a price approximating their NAV may not be able to do so and such shareholders may be forced to dispose of their Shares on the NYSE Amex at their market value, which RAP expects to be less than their NAV. Likewise, if such shareholders retain RAP's Shares after the merger, or if you do not tender your shares, you will only be able to dispose of RAP Shares via market price transactions on the NYSE Amex, which RAP expects to be at a discount to RAP's NAV. The risk that RAP's Shares may trade at a discount to their NAV may be greater shortly following the merger with RIF. See "Risk Factors and Special Considerations—Risks Related to the Reorganization—Tender Offer Risk" in RAP's registration statement on Form N-14 filed with the Securities and Exchange Commission (the "SEC") on July 29, 2011, Registration No. 333-175902 (the "Registration Statement") in connection with the merger of RIF with and into RAP. RAP filed a pre-effective amendment to its Registration Statement on October 24, 2011 and RAP's Registration Statement became effective on October 25, 2011. RAP's Registration Statement can be accessed from the SEC's website at www.sec.gov and is incorporated herein by reference. Moreover, if you do not tender your Shares, you will hold shares in a fund focused on real estate related securities in the United States rather than an unleveraged fund focused on real estate related securities in the Asia Pacific region. See Section 7 "Certain Effects of the Offer."

  •
  WHO SHOULD I CALL IF I NEED MORE INFORMATION? Questions and requests for assistance may be directed to your financial advisor or other nominee, or to RMR Advisors, Inc. at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase and the applicable Letter of Transmittal should be directed to RMR Advisors, Inc.

RMR Advisors, Inc. Two Newton Place 255 Washington Street, Suite 300 Newton, MA 02458 (617) 332-9530

iii

RMR ASIA PACIFIC REAL ESTATE FUND
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458

OFFER TO PURCHASE FOR CASH 668,593
OF ITS ISSUED AND OUTSTANDING SHARES
AT NET ASSET VALUE PER SHARE

THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE IS 12:01 A.M.,
EASTERN TIME, ON FRIDAY, JANUARY 13, 2012, UNLESS EXTENDED.

To the Holders of Shares of
RMR ASIA PACIFIC REAL ESTATE FUND:

        RMR Asia Pacific Real Estate Fund (The "Fund") is offering to purchase up to 20%, or 668,593, of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the "Shares"), for cash at a price equal to its net asset value per Share (the "NAV") as of the close of business on the NYSE Amex on Friday, January 13, 2012, the expiration date, unless extended, upon the terms and conditions set forth in this Offer to Purchase (the "Offer") and the related Letter of Transmittal. The Shares are currently traded on the NYSE Amex. The NAV on December 8, 2011 was $16.98 per Share. You can obtain current NAV quotations from your financial advisor. See Section 1 "Price; Number of Shares." If more than 668,593 Shares are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by RAP's Board of Trustees when it determined to make the Offer to Purchase, RAP will purchase 668,593 Shares on a pro rata basis.

        THE OFFER IS BEING MADE TO ALL SHAREHOLDERS OF THE FUND AND IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.

IMPORTANT

        If you desire to tender all or any portion of your Shares, you should either (1) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, or (2) if you own your Shares directly, complete and sign the Letter of Transmittal and mail or deliver it along with any Share certificate(s) and any other required documents to the Depositary Agent. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. The Depositary Agent, charges a fee of $50 for proceeds payments made by wire transfer and no fee for proceeds payments made by check sent via first class mail.

        NEITHER THE FUND NOR ITS BOARD OF TRUSTEES MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH SHAREHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES, AND IF SO, HOW MANY SHARES TO TENDER.

        NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND OR ITS BOARD OF TRUSTEES AS TO WHETHER SHAREHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND OR ITS BOARD OF TRUSTEES. THESE TRANSACTIONS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE

COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

        Questions and requests for assistance may be directed to your financial advisor or other nominee, or to RMR Advisors, Inc. ("RMR Advisors") at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to RMR Advisors.

December 14, 2011	RMR ASIA PACIFIC REAL ESTATE FUND
RMR Advisors, Inc. Two Newton Place 255 Washington Street, Suite 300 Newton, MA 02458 617-332-9530

ii

        1.    Price; Number of Shares.    RAP will, upon the terms and subject to the conditions of the Offer, purchase for cash up to 20%, or 668,593, of its issued and outstanding Shares which are tendered and not withdrawn prior to 12:01 a.m., Eastern Time, on Friday, January 13, 2012 (such time and date being hereinafter called the "Initial Expiration Date"), unless it determines to accept none of them. RAP reserves the right to extend the Offer. See Section 13 "Extension of Tender Period; Termination; Amendments." The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is hereinafter called the "Expiration Date." The purchase price of the Shares will be their net asset value per Share ("NAV") as of the close of the NYSE Amex on the Expiration Date.

        RAP's Offer is being made to all shareholders of RAP and is not conditioned upon any minimum number of Shares being tendered. If more than 668,593 Shares of RAP are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by RAP's Board of Trustees when it determined to make the Offer, RAP will purchase 668,593 Shares on a pro rata basis.

        As of December 8, 2011, there were 3,342,963 Shares issued and outstanding and there were five holders of record of the Shares. RAP has been informed that no director, officer or affiliate of RAP intends to tender any Shares pursuant to the Offer. The Shares currently are traded on the NYSE Amex. Current NAV quotations for the Shares can be obtained from your financial advisor or from RMR Advisors at 617-332-9530.

        The following table sets forth the high and low sales prices for Shares on the NYSE Amex (formerly the American Stock Exchange) for each full quarterly period within the two most recent fiscal years and each full quarter since the beginning of the current fiscal year, along with the NAV and discount or premium to NAV for each quotation.

Quarterly period ending	High Price	NAV	Premium (Discount)	Low Price	NAV	Premium (Discount)
9/30/2011	$19.27	$22.50	-15%	$13.33	$16.01	-17%
6/30/2011	19.0699	22.22	-14%	17.26	22.14	-22%
3/31/2011	18.80	23.65	-21%	16.61	20.94	-21%
12/31/2010	19.74	24.68	-20%	17.41	22.10	-21%
9/30/2010	18.22	22.85	-20%	14.88	19.74	-25%
6/30/2010	17.68	22.33	-21%	14.36	19.41	-26%
3/31/2010	17.34	21.78	-20%	15.03	19.80	-24%
12/31/2009	19.04	22.27	-15%	16.78	21.51	-22%
9/30/2009	18.15	22.03	-18%	15.05	19.72	-24%
6/30/2009	16.67	20.90	-20%	11.44	16.83	-32%
3/31/2009	14.09	17.97	-22%	8.69	13.04	-33%

        As of December 8, 2011, the NAV of RAP was $16.98 and the market price per Share was $13.95 representing a discount to NAV of 18%.

        2.    Procedure for Tendering Shares.    In order for you to tender any of your Shares pursuant to the Offer, you may either: (a) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, in which case a Letter of Transmittal is not required, or (b) if the Shares are registered in your name, send to the Depositary Agent (Wells Fargo Bank, N.A., Attn: Corporate Actions Dept., P.O. Box 64854, St. Paul, Minnesota 55164-0854), any certificate(s) for such Shares, a properly completed and executed Letter of Transmittal for RAP and any other required documents. Please contact RMR Advisors at 617-332-9530 as to any additional documents which may be required.

A.    Procedures for Beneficial Owners Holding Shares Through Brokers or Nominees.

        If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. You should contact such broker, dealer, commercial bank, trust company or other nominee in sufficient time to permit notification of your desire to tender to reach the Depositary Agent by the Expiration Date. No brokerage commission will be charged on the purchase of Shares by RAP pursuant to the Offer. However, a broker or dealer may charge a fee for processing the transaction on your behalf. Also, the Depositary Agent charges a fee of $50 for proceeds payments made by wire transfer and no fee for proceeds payments made by check sent via first class mail.

B.    Procedures for Registered Shareholders.

        If you will be mailing or delivering a Letter of Transmittal and any other required documents to the Depositary Agent in order to tender your Shares, they must be received on or prior to the Expiration Date by the Depositary Agent (Wells Fargo Bank, N.A., Attn: Corporate Actions Dept., P.O. Box 64854, St. Paul, Minnesota 55164-0854).

        Signatures on a Letter of Transmittal MUST be guaranteed by a member firm of a registered national securities exchange, or a commercial bank or trust company having an office, branch or agency in the United States (each, an "Eligible Institution"), the existence and validity of which may be verified by the Depositary Agent through the use of industry publications. Notarized signatures are not sufficient.

        Payment for Shares tendered and purchased will be made only after receipt by the Depositary Agent on or before the Expiration Date of a properly completed and duly executed Letter of Transmittal and any other required documents. If your Shares are evidenced by certificates, those certificates also must be received by the Depositary Agent on or prior to the Expiration Date.

        The method of delivery of any documents, including certificates for Shares, is at the election and risk of the party tendering the Shares. If documents are sent by mail, it is recommended that they be sent by registered mail, properly insured, with return receipt requested.

C.    Determinations of Validity.

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by RAP, in its sole discretion, whose determination shall be final and binding. RAP reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for RAP, be unlawful. RAP also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular shareholder, and RAP's interpretations of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such times as RAP shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither RAP, RMR Advisors, the Depositary Agent, nor any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

D.    Tender Constitutes an Agreement.

        A tender of Shares made pursuant to any one of the procedures set forth above will constitute an agreement between the tendering shareholder and RAP in accordance with the terms and subject to the conditions of the Offer.

        3.    Withdrawal Rights.    You may withdraw Shares tendered at any time prior to the Expiration Date and, if the Shares have not yet been accepted for payment by RAP, at any time after Friday, February 10, 2012.

        Shareholders whose accounts are maintained through another broker, dealer, commercial bank, trust company or other nominee should notify such nominee of their wish to withdraw prior to the Expiration Date. Shareholders whose accounts are maintained directly through the Depositary Agent should submit written notice to the Depositary Agent.

        To be effective, any notice of withdrawal must be timely received by the Depositary Agent (Wells Fargo Bank, N.A., Attn: Corporate Actions Dept., P.O. Box 64854, St. Paul, Minnesota 55164-0854). Any notice of withdrawal must specify the name of the person having deposited the Shares to be withdrawn, the number of Shares to be withdrawn, and, if the certificates representing such Shares have been delivered or otherwise identified to the Depositary Agent, the name of the registered holder(s) of such Shares as set forth in such certificates and the number of Shares to be withdrawn. If the certificates have been delivered to the Depositary Agent, then, prior to the release of such certificates, you must also submit the certificate numbers shown on the particular certificates evidencing such Shares and the signature on the notice of the withdrawal must be guaranteed by an Eligible Institution. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by RAP in its sole discretion, whose determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 2 "Procedure for Tendering Shares."

        4.    Payment for Shares.    For purposes of the Offer, RAP will be deemed to have accepted for payment (and thereby purchased) its Shares that are tendered as, if and when it gives oral or written notice to the Depositary Agent of its election to purchase such Shares.

        Payment for Shares will be made promptly by the Depositary Agent to tendering shareholders as directed by RAP. Certificates for Shares not purchased (see Section 1 "Price; Number of Shares" and Section 5 "Certain Conditions of the Offer"), or for Shares not tendered included in certificates forwarded to the Depositary Agent, will be returned promptly following the termination, expiration or withdrawal of the Offer, without expense to the tendering shareholder.

        RAP will pay all transfer taxes, if any, payable on the transfer to it of its Shares purchased pursuant to the Offer. If tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. RAP will not pay any interest on the purchase price under any circumstances.

        As noted above, selected securities dealers or other financial intermediaries may charge a processing fee to confirm a repurchase of shares pursuant to a tender offer. The Depositary Agent charges a fee of $50 for proceeds payments made by wire transfer and no fee for proceeds payments made by check sent via first class mail.

        5.    Certain Conditions of the Offer.    RAP shall not be required to accept for payment or pay for any of its Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or payment for, its respective Shares tendered, if: (1) such purchases would impair RAP's status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code") (which would cause RAP's income to be taxed at the corporate level in addition to the taxation of shareholders who receive dividends from RAP); (2) RAP would not be able to liquidate portfolio securities in a manner which is orderly and consistent with RAP's investment objective and policies in order to enable RAP to purchase Shares tendered pursuant to the Offer; (3) RAP would not be able to consummate the merger with RIF as approved by the shareholders of RAP; or (4) there is, in RAP's Board of Trustees' judgment, any (a) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting RAP, (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or the Commonwealth of Massachusetts or New York State, which is material to RAP, (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities, acts of terrorism or other international or national calamity directly or indirectly involving the United States, which is material to RAP, or (e) other event or condition which would have a material adverse effect on RAP or its shareholders if Shares tendered pursuant to the Offer were purchased. In addition, RAP may not tender for Shares to the extent such purchase would result in non-compliance with RAP's regulatory asset coverage requirements, if any. If RAP determines to amend the Offer or to postpone the acceptance for payment of or payment for Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open. Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time, RAP will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period. See Section 13 "Extension of Tender Period; Termination; Amendments."

        6.    Purpose of the Offer.    The Boards of Trustees of RAP and RIF unanimously approved an Agreement and Plan of Reorganization between RAP and RIF on October 20, 2011. RAP's shareholders voted to approve certain proposals relating to the merger of RIF with and into RAP at RAP's annual meeting on Tuesday, December 13, 2011. In connection with the merger, RIF will merge with and into RAP pursuant to Delaware law and RIF's separate legal existence will cease for all purposes. Shareholders of RIF will become shareholders of RAP. As a matter of corporate mechanics, RIF will merge into RAP, but the substantive effect of the merger will be as if RAP had merged into RIF. RIF focuses on investments in real estate investment trusts and real estate companies domiciled in the United States while pursuing an investment objective of current income, whereas RAP focuses on investments in real estate related companies in the Asia Pacific region while pursuing an investment objective of capital appreciation. Thus, after the merger, RAP shareholders will hold shares in a fund that invests in real estate investment trusts and other real estate companies domiciled in the United States while pursuing an investment objective of current income. Additionally, in connection with the merger RAP will adopt a leveraged capital structure similar to that of RIF's by issuing preferred shares to RIF's preferred shareholders and by assuming RIF's credit facility with Wells Fargo Bank, N.A. RIF will be the surviving fund in the merger for accounting purposes and for purposes of presenting investment performance history. After the merger, RAP will change its name to "RMR Real Estate Income Fund" and change its ticker on the NYSE Amex to "RIF".

        The purpose of the Offer is to provide RAP's shareholders who do not desire an investment in a fund focused on the U.S. real estate sector an opportunity to exit their investment, or a portion of their investment, at NAV prior to the consummation of the merger. RAP is offering to purchase up to 20% of its outstanding Shares, or 668,593 Shares, at a price equal to its NAV per Share as of the close of the NYSE Amex on the Expiration Date. This tender offer is designed to provide RAP shareholders who either do not seek increased current income, or who do not wish to be invested in a fund pursuing a U.S.-based real estate investment strategy focused on REIT investments, or who do not wish to be invested in a leveraged fund and bear the costs of that leverage, an opportunity to exit their investment, or a portion of their investment, at NAV prior to the consummation of RAP's merger with RIF. Neither RAP nor its Board of Trustees makes any recommendation as to whether or not you should tender your Shares.

        After the merger, RAP intends to make distributions to common shareholders pursuant to a "level rate dividend policy", which is a policy by which RAP will seek to provide its common shareholders with a regular quarterly dividend, and which is the type of distribution policy currently followed by RIF. This policy is different from the policy RAP historically has followed, which has not sought to pay a regular quarterly dividend to shareholders, but rather made distributions to shareholders only to the extent necessary to maintain its qualification as a "regulated investment company" under the Code, and to avoid corporate income and excise taxes for U.S. federal income tax purposes.

        Additionally, as a result of RAP being able to invest in a larger portfolio of income yielding securities, as compared to either RIF or RAP pre-merger, RAP's Board of Trustees expects that RAP will be able to implement a level rate dividend policy that calls for a level of distributions that would represent a $0.02 per share per quarter, or $0.08 per share on an annualized basis, increase to RIF's current distribution rate. RAPs Board of Trustees has thus conditionally approved a regular quarterly dividend at a rate for RAP that would be the substantive equivalent of RIF increasing its regular quarterly dividend by $0.02 per share per quarter, or $0.08 per share on an annualized basis. In connection with this approval, RAP's Board of Trustees noted that approximately 36% of RIF's 2010 distributions were characterized as return of capital for financial statement reporting purposes and for U.S. federal income tax purposes because a portion of the cash distributions RIF received from the REITs in which it invests were characterized by those REITs as return of capital and, as a result, for financial and tax reporting purposes, RIF's dividend income and net investment income were reduced by this amount. RAP's Board of Trustees further recognized that RIF's distributions to shareholders in 2010 did not exceed the aggregate of the cash distributions RIF received from the underlying REITs in which it invests less RIF's expenses and distributions to preferred shareholders, or RIF's adjusted net investment income, and it did not expect RAP's anticipated increase in distributions to be funded by disbursing to RAP shareholders amounts in excess of the adjusted net investment income of RAP, although RAP would be permitted to do so and may elect in the future to do so if the RAP Board of Trustees determines it to be in the best interests of RAP shareholders.

        The implementation of a level rate dividend policy for RAP, together with the consequent comparative increase in the level of the regular quarterly dividend, is conditioned upon the merger being consummated, there being no material adverse change in the financial position of either RIF or RAP prior to the consummation of the merger, there being no material change in the underlying pro forma financial information upon which the RAP Board of Trustees based its conditional approval, and there being no material adverse change in market conditions that might impair the yield RAP expects to receive on its investments post-merger. Of course, there can be no assurance that RAP will pay any specific amount of regular distribution in any specific form, pay any regular distribution at all, that quarterly distributions will continue, or that any annual capital gains distributions will be paid. The implementation of the level rate dividend policy for RAP will occur upon the completion of the merger, and the comparative dividend increase is anticipated to take effect for the first full calendar quarter following the completion of the merger.

        As indicated above, after the merger RAP will change its fundamental and non-fundamental investment objectives, policies and restrictions so that they are identical to those of RIF. RAP's current fundamental investment objective is capital appreciation. RAP will change its fundamental investment objective to the following: to earn and pay to its common shareholders a high level of current income by investing in real estate companies, with a secondary objective of capital appreciation. Additionally, RAP is currently subject to the following fundamental investment restriction: RAP will not purchase or sell real estate, except that RAP may invest in securities of companies that deal in real estate or are engaged in the real estate business, including U.S. and foreign REITs, and securities secured by real estate or such interests and RAP may hold and sell real estate or mortgages on real estate acquired through default, liquidation or other distributions of an interest in real estate as a result of RAP's ownership of such securities. RAP will change this fundamental investment restriction to the following: RAP will not purchase or sell real estate, except that RAP may invest in securities of companies that deal in real estate or are engaged in the real estate business, including real estate investment trusts, and securities secured by real estate or such interests and RAP may hold and sell real estate or mortgages on real estate acquired through default, liquidation or other distributions of an interest in real estate as a result of RAP's ownership of such securities. The substantive effect of these changes will be that RAP will have fundamental investment objectives and restrictions that are identical to those of RIF. RAP will also change all of its non-fundamental investment policies and restrictions to be identical to those of RIF. The changes in RAP's fundamental investment objectives and restrictions were approved by RAP's shareholders on December 13, 2011, and the changes in RAP's fundamental and non-fundamental investment objectives, policies and restrictions were approved by RAP's Board of Trustees on July 29, 2011. Thus, after the merger, RAP currently anticipates liquidating all or substantially all of its portfolio of Asia Pacific real estate companies and reinvesting the proceeds of such liquidation in real estate investment trusts and real estate companies domiciled in the United States, in accordance with its revised investment objectives, policies and restrictions. Further details regarding these aspects of the merger of RIF into RAP, as well as other aspects of the merger of RIF into RAP, are set forth under "Comparison of Funds: Investment Objectives and Policies," "Risk Factors and Special Considerations" and "Proposals 1, 2, 3 and 4: Reorganization Related Proposals; Election of Class I Trustee" in RAP's Registration Statement, and "Additional Information about the Funds" in the Statement of Additional Information of RAP's Registration Statement, which can be accessed from the SEC's website at www.sec.gov and which is incorporated herein by reference.

        7.    Certain Effects of the Offer.    There can be no assurance that RAP will be able to repurchase all shares tendered and, in particular, if such tenders exceed 20%, or 668,593, of RAP's Shares, RAP will only repurchase a pro rata portion of the tendered Shares. Thus, shareholders wishing to exit their entire investment in RAP in the tender offer may not be able to do so and may be forced to retain shares in RAP, unless such shareholders sell their RAP Shares on the NYSE Amex prior to the consummation of the merger. The shares of both RIF and RAP trade at a significant discount to their NAV per share, thus RAP expects that its tender offer may be oversubscribed and that all shareholders seeking to have their shares repurchased may not have all of their Shares repurchased by RAP. In such circumstances, such shareholders seeking to sell their Shares at a price approximating their NAV may not be able to do so and such shareholders may be forced to dispose of their RAP shares on the NYSE Amex at their market value, which RAP expects to be less than their NAV. Likewise, if such shareholders retain RAP's Shares after the merger or if you do not tender your Shares, you will only be able to dispose of RAP Shares via market price transactions on the NYSE Amex, which RAP expects to be at a discount to its NAV. The risk that RAP's Shares may trade at a discount to their net asset value may be greater shortly following the merger.

        Additionally, this tender offer will reduce the amount of assets that RAP will retain after the merger, as well as the number of shareholders that it will have post-merger. This may decrease the magnitude of the benefits that the merger would have for RAP's shareholders in the absence of the tender offer, in particular the benefits associated with the economies of scale expected to be realized by spreading RAP's operating expenses over a larger asset base, the potential for increased trading liquidity and narrower NAV discounts and the potential for a larger portfolio of income producing securities which could increase the level of current income for RAP's shareholders after the merger.

        In addition, if you do not tender your Shares, as a result of the merger with RIF, you will hold shares in a leveraged fund focused on real estate related securities in the United States rather than an unleveraged fund focused on real estate related securities in the Asia Pacific region. All Shares purchased by RAP pursuant to the Offer will be reissued by RAP to RIF common shareholders in connection with the merger.

        8.    Source and Amount of Funds.    The price to be paid by RAP for Shares tendered in the Offer will equal their NAV as of the close of the NYSE Amex on the Expiration Date. Based on RAP's NAV on December 8, 2011, the aggregate purchase price if 668,593 Shares are tendered and accepted for payment pursuant to the Offer will be approximately $11.4 million. RAP anticipates that the purchase price for any of its Shares acquired pursuant to the Offer may be derived by RAP from (i) cash on hand, (ii) the proceeds from the sale of cash equivalents held by RAP, and/or (iii) the proceeds of sales of portfolio investments held by RAP. Assuming that RAP purchases 668,593 of its Shares at the

December 8, 2011 NAV of $16.98 per Share, RAP's total cost, not including fees and expenses incurred in connection with the Offer, will be approximately $11.4 million. The total amount of anticipated brokerage costs arising from the liquidation of RAP's portfolio investments in connection with the Offer are approximately $33,000 (assuming the tender offer is fully subscribed).

        9.    Availability of Financial Information.    RAP's audited financial statements for the fiscal year ended December 31, 2010 are included in RAP's 2010 Annual Report, and RAP's unaudited financial statements for the six-month period ended June 30, 2011 are included in RAP's 2011 Semi-Annual Report. You may request a copy of RAP's Annual Report or Semi-Annual Report at no charge at www.rmrfunds.com or by calling RAP's Investor Relations Group 1-866-790-8165 between 9:00 a.m. and 5:00 p.m., Eastern Time, any business day. RAP's Annual Report and Semi-Annual Report have also been filed with the Securities and Exchange Commission ("SEC") and can be accessed from the SEC's website at www.sec.gov.

        RAP's pro forma financial statements reflecting the anticipated effects of the merger of RIF into RAP are included in Pre-Effective Amendment No. 1 to RAP's Registration Statement on Form N-14 filed with the SEC on October 24, 2011, which is incorporated herein by reference. A copy of this document is on file with the SEC and available on the SEC's website (www.sec.gov), available at no charge by calling our toll free number: (866) 790-8165 and available by writing to RMR Advisors, Inc., Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458.

        10.    Certain Information About the Fund.    RAP is a non-diversified, closed-end management investment company registered under the 1940 Act and is organized as a Delaware statutory trust. The principal executive offices of RAP are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458. RAP's telephone number is (617) 332-9530.

        RAP's investment adviser is RMR Advisors, Inc. (the "Advisor"). The members of the Advisor's Board of Directors are: Barry M. Portnoy, Adam D. Portnoy and Gerard M. Martin. Messrs. Barry Portnoy and Adam Portnoy are the sole owners of the Advisor. The Advisor's executive officers are Adam D. Portnoy (President), Mark L. Kleifges (Treasurer) and Jennifer B. Clark (Secretary and Chief Legal Officer). The business address of the Advisor, and of its directors and executive officers, is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458, and their telephone number is (617) 332-9530.

        The members of RAP's Board of Trustees are: Barry M. Portnoy, Adam D. Portnoy, John L. Harrington, Arthur G. Koumantzelis and Jeffrey P. Somers. RAP's executive officers are Adam D. Portnoy (President), Mark L. Kleifges (Treasurer) and Jennifer B. Clark (Secretary and Chief Legal Officer). RAP's trustees and executive officers can be reached at RAP's business address and phone number set forth above.

        Except as set forth below, to the knowledge of RAP neither RAP, any executive officer or trustee of RAP, any person controlling RAP, any executive officer or director of any corporation ultimately in control of RAP, nor any associate (as defined in Rule 12b-2 under the Securities Exchange Act of 1934) or subsidiary of any of the foregoing owned any Shares of RAP as of November 30, 2011.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Share Class
Barry M. Portnoy	52,219	1.56%
Adam D. Portnoy	34,148	1.02%
RMR Advisors, Inc.	10,510	*
Gerard M. Martin	9,256	*
Jeffrey P. Somers	290	*
Arthur G. Koumantzelis	98	*

*
Less than 1%.

        There have not been any transactions involving the Shares of RAP that were effected during the past 60 business days by RAP, by any executive officer or trustee of RAP, by any person controlling RAP, by any executive officer or director of any corporation ultimately in control of RAP or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

        RAP's Board of Trustees has also agreed to grant Wells Fargo & Company a temporary exception to certain provisions of RAP's Amended and Restated Declaration of Trust, dated June 16, 2009 (the "Declaration of Trust"), that prohibit any person or group from owning more than 9.8%, in the aggregate, as well as by class, of RAP's Shares. On July 11, 2011, Wells Fargo & Company, on behalf of its subsidiaries Wells Capital Management Incorporated, Wells Fargo Bank, N.A. and Wells Fargo Advisors, LLC (collectively, "Wells Fargo & Company"), filed Amendment No. 3 to a joint Schedule 13G with the SEC indicating that, as of June 30, 2011, Well Fargo & Company beneficially owned 379,425 Shares of RAP, or approximately 11.35% of RAP's outstanding Shares. RAP's Board of Trustees granted Wells Fargo & Company a temporary exception to the above referenced ownership limitations in the Declaration of Trust, in reliance on certain representations made to RAP by Wells Fargo & Company. RAP's Board of Trustees has granted this temporary exception to Wells Fargo & Company until the closing of RAP's merger with RIF, or 20 business days following the abandonment of RAP's merger with RIF, whichever occurs first, based on the parties' understanding that Wells Fargo & Company's ownership of RAP Shares after the merger is likely to be less than 9.8%.

        11.    Additional Information.    RAP has filed an issuer tender offer statement on Schedule TO with the SEC, which includes certain additional information relating to the Offer. Such material may be inspected and copied at prescribed rates at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 and Room 3190, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Branch of the SEC at 100 F Street N.E., Washington, DC 20549-1090. The SEC maintains a Web site (http://www.sec.gov) that contains RAP's Schedule TO and other information regarding RAP.

        12.    Certain U.S. Federal Income Tax Consequences.    The following discussion is a general summary of certain U.S. federal income tax consequences of a sale of Shares pursuant to the Offer. You should consult your own tax advisor for a complete description of the tax consequences to you of a sale of Shares pursuant to the Offer.

        The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a "sale or exchange," or under certain circumstances, as a "dividend." In general, the transaction should be treated as a sale or exchange of the Shares under Section 302 of the Code, if the receipt of cash (a) is "substantially disproportionate" with respect to the shareholder, (b) results in a "complete redemption" of the shareholder's interest or (c) is "not essentially equivalent to a dividend" with respect to the shareholder. A "substantially disproportionate" distribution generally requires a reduction of at least 20% in the shareholder's proportionate interest in RAP after all shares are tendered, and the shareholder must own less than 50% of the voting power of all classes entitled to vote. A "complete redemption" of a shareholder's interest generally requires that all Shares of RAP owned by such shareholder be disposed of. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the shareholder's proportionate interest in RAP, which should result if the shareholder has a minimal interest in RAP, exercises no control over Fund affairs and suffers a reduction in his proportionate interest in RAP. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account.

        In addition, under Section 302(b)(5) of the Code, the redemption of shares of certain publicly-offered regulated investment companies "upon the demand of the stockholder" is treated as a sale or exchange of such shares. It is unclear whether the Offer constitutes a redemption that is "upon the demand of the stockholder" within the meaning of Section 302(b)(5) of the Code. Shareholders should consult their tax advisers regarding the application of Section 302(b)(5) of the Code to the sale of their Shares pursuant to the Offer.

        If the sale of your Shares meets any of the above tests for "sale or exchange" treatment, you will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Shares sold. Such gain or loss will be a capital gain or loss if the relevant Shares sold have been held by you as a capital asset. In general, capital gain or loss with respect to Shares sold will be long-term capital gain or loss if the holding period for such Shares is more than one year. Any loss upon the sale or exchange of Shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including undistributed capital gains deemed received) by the shareholder. The deductibility of capital losses is subject to statutory limitations.

        If none of the Code Section 302 tests described above is met, you may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether RAP has sufficient earnings and profits to support a dividend and (ii) your tax basis in the relevant Shares. The tax basis in the Shares tendered to RAP, to the extent remaining after any return of capital distribution with respect to those Shares, will be transferred to any remaining Shares held by you.

        Accordingly, the differentiation between "dividend" and "sale or exchange" treatment can be important with respect to the amount and character of income that tendering shareholders are deemed to receive. While the marginal tax rates for dividends and capital gains remain the same for corporate shareholders, the top income tax rate applicable to ordinary income dividends of RAP paid to non-corporate shareholders currently exceeds the reduced maximum tax rate applicable to long-term capital gains of non-corporate shareholders.

        The gross proceeds paid to a shareholder or other payee pursuant to the Offer may be subject to a backup withholding tax unless either:

        (a)   the shareholder has provided the shareholder's taxpayer identification number/social security number, and certifies under penalty of perjury:

            (i)  that such number is correct; and

    (ii)
    either that (A) the shareholder is exempt from backup withholding, (B) the shareholder is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the Internal Revenue Service has notified the shareholder that the shareholder is no longer subject to backup withholding; or

        (b)   an exception applies under applicable law and Treasury regulations.

Foreign shareholders may be required to provide the Depositary Agent with a completed Form W-8BEN, available from the Depositary Agent, in order to avoid backup withholding on the gross proceeds received pursuant to the Offer. Any amounts withheld as backup withholding tax may be credited or refunded against a shareholder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

        Unless a reduced rate of withholding or a withholding exemption is available under the Code or an applicable tax treaty, a shareholder who is a nonresident alien or a foreign entity may be subject to a 30% United States withholding tax on the gross proceeds received by such shareholder if the proceeds are treated as a "dividend" under the rules described above. A foreign shareholder will generally not be subject to U.S. withholding tax or U.S. federal income tax on the gross proceeds received pursuant to the Offer if "sale or exchange" treatment applies. Different tax consequences may result if the foreign shareholder is engaged in a U.S. trade or business or, in the case of an individual, is present in the United States for 183 days or more during the taxable year and certain other conditions are met. Foreign shareholders should consult their tax advisers regarding application of these withholding rules.

        13.    Extension of Tender Period; Termination; Amendments.    RAP reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by making a public announcement thereof. Such public announcement will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date and will disclose the approximate number of relevant Shares tendered as of that date. In the event that RAP so elects to extend the Offer period, the NAV for RAP's Shares tendered will be determined as of the close of business of the NYSE Amex on the Expiration Date, as extended. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer. RAP also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate the Offer and not to purchase or pay for any Shares, and (b) amend the Offer in any respect, including but not limited to, amending the number of its Shares subject to the Offer. If a material change is made to the terms of the Offer, RAP will promptly make a public announcement of any such change. Without limiting the manner in which RAP may choose to make a public announcement of an extension, termination or amendment of the Offer, except as provided by applicable law, RAP shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a press release.

        14.    Miscellaneous.    The Offer is not being made to, nor will tenders be accepted from, shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities laws of such jurisdiction. RAP is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, RAP reserves the right to exclude shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. RAP believes such exclusion is permissible under applicable tender offer rules, provided RAP makes a good faith effort to comply with any state law deemed applicable to the Offer.

RMR ASIA PACIFIC REAL ESTATE FUND
December 14, 2011